UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February 2023
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Gogoro Releases Q4 and full year 2022 Business Update

On February 16, 2023, Gogoro Inc. issued a press release announcing its financial and operating results for the fourth quarter and full year ended December 31, 2022. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBITS INDEX

Exhibit Number	Exhibit Title

99.1	Press release issued by Gogoro Inc., dated February 16, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: February 16, 2023	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer